AQUAMER MEDICAL CORP.
23 Wallace Street, Suite 408
Red Bank, New Jersey 07701
800-316-9780

June 4, 2010

Mr. Eric Atallah
Reviewing Accountant
Securities and Exchange Commission
Mail Stop 3030
Washington, DC 20549

      Re: Aquamer Medical Corp.
        Form 10-K for the Year Ended December 31, 2009 and
        Form 10-Q for the Quarter Ended March 31, 2010

Dear Mr. Atallah:

Aquamer Medical Corp.  ("Aquamer"  , the "Company" or "we") is in receipt of your letter dated May 18, 2010 regarding your comments relating to the financial statements and related disclosures on Aquamer's Form 10-K for the Year Ended December 31, 2009 and Form  10-Q for the Quarter Ended March 31, 2010.

Please see our responses below:

Form 10-K for the Year Ended December 31, 2009
Financial Statements, page F-1
Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies
Stock – based Compensation

Comment:

  You state here that your primary share-based compensation consists of stock options. We further note from your earnings per common share disclosure that you do not have any stock options outstanding for each reporting period presented. We finally note within footnote 8 that your primary share-based compensation appears to be in the form of issuance of common stock. Please reconcile these disclosures within future filings.

Response:

  We note your comment and will reconcile these disclosures in future filings.

   Recent Accounting Pronouncements

Comment:

  We note that you adopted Topic 105 of the FASB Accounting Standards Codification. However, we note throughout the filing you refer to legacy GAAP standards rather than the FASB Accounting Standards Codification. Please revise your future filings to only refer to the FASB Standards Codification.

Response:

  We note your comment and will insure that future filings refer only to the FASB Standards Codification and appropriately reconcile differences if any.

Note 4 – Acquired Patents and Impairment of Patents

Comment:

  We note your response to prior comment 1 from our letter dated October 8, 2009 related to your Form 10-K. We further note that you recorded $45,000 of impairment charges as of December 31, 2009 related to your pending Patent for the Hydropatella Implant. We finally note within footnote 1 that you have purchased technology to enter into the intermodal shipping business, which appears to be a separate line of business that is unrelated to your medical device business. Considering these factors, please explain to us how you determine that only a portion of this pending patent was impaired as of December 31, 2009. Please also provide us with an updated analysis related to the impairment of your Patent for the Hydropatella Implant as of March 31, 2010. Refer to the guidance in 350-30-35-14 of the FASB Accounting Standard Codification.

Response:

The Company recorded an impairment charge in the fourth quarter of 2009 relating to the Patent for the Hydropatella Implant because it determined this was the most conservative accounting treatment considering the fact that at the time the Company was seeking capital to continue evaluation  of this patent. In addition, the Company had determined during the third quarter of 2009 that it would begin to amortize the patent. Subsequent to the end of 2009 the Company raised capital which will be used, in part, to fund the technology to produce and sell intermodal container liners and fund further evaluation of the Patent for the Hydropatella Implant. The fact that the Company has entered an additional line of business is within its business diversification strategy which it had discussed in its quarterly reports for the second and third quarter of 2009 and its 10-K for the year ended December 31, 2009.

The Company's management is still of the opinion that the Hydropatella Implant invention is a significant technological advancement over currently used devices that attempt to correct injuries to the patella.

As of December 31, 2010, we will review the value of the asset to determine if there has been any further change of circumstances causing impairment, or if there had been any change in the likelihood of recovering at least $40,000 upon disposition, which after additional amortization, will be the carrying value on that date.

A copy of our December 31, 2009, impairment analysis is attached (EXHIBIT 1). The recommendation, which was followed, provided for a 50%, or $45,000 impairment charge in light of the Company's inability, as of the date of the analysis, to finalize a joint venture arrangement or acceptable financing.

Also attached, is the analysis as of March 31, 2010 (EXHIBIT 2), which recommended no additional impairment charge and a continuation of amortizing the asset over a nine-year period at the rate of $1,250 per quarter.

Form 10-Q for the Quarter Ended March 31, 2010
Note 5 – Asset Acquisition and Formation of Aquamer Shipping Corp.

  We note your disclosure here, throughout the filing, and within your Form 8-K filed on March 25, 2010 that you purchased proprietary technology to enter the intermodal shipping liner business from ThermaFreeze Products Corporation. We further note that your current president and chief executive officer also serves as the chief financial officer of ThermaFreeze and has a nine-tenth percent equity interest in ThermaFreeze. In connection with your accounting for this asset acquisition:
    Please explain how you determined that the 15,000,000 shares were valued at $0.05 per share.
    Explain how you determined your allocation of the consideration to fixed assets and goodwill. Within your discussion, please explain why you recorded goodwill considering this is an asset acquisition.
    Explain to us how your accounting for this transaction considered that your current president and chief executive officer serves as the chief financial officer of ThermaFreeze and has a nine-tenths percent equity interest in ThermaFreeze.

Refer to the guidance in Topic 805 of the FASB Accounting Standards Codification.

Response:

  Regarding your comment concerning the valuation of the 15,000,000 share purchase price at $0.05 per share, after careful review, the Company determined that the valuation of $0.05 per share was appropriate based of the following; subsequent to the purchase of the assets related to the intermodal shipping liners, the Company contemplated raising capital at $0.05 per share of Aquamer common stock. In May 2010 the Company raised in excess of $75,000 in capital to fund the business operations at $0.05 per share of restricted Aquamer common stock. The Company believes that this price is the fairest valuation considering the lack of liquidity of the Company's common stock in the public market and within the appropriate accounting guidelines for determining fair valuation
  The  purchase price was allocated as follows:
  $2,500 for the purchase of fixed assets and inventory
  $163,736 attributable to the intangible value of the consulting agreement relating to the inventor of the technology for the shipping liners acquired in the purchase and
  $683,764 attributable to the intangible value of the unpatented technology and production process acquired in the purchase.
  The intangible asset will be reclassified on the second quarter 10-Q balance sheet from "Goodwill" to "Acquired Amortizable Intangible Assets". Additionally, we will include a footnote to the financial statements describing the components of the intangible and related amortization. Furthermore, the Company will seek a fairness valuation at December 31, 2010, if appropriate. The intangibles were valued using net present value and discounted cash flow calculations, as well as analyzing and reviewing market and industry data.
  Regarding your comment relating to the accounting for the transaction considering that the chief executive officer of Aquamer is the also the chief financial officer of ThermaFreeze. The negotiation of the purchase price of the asset acquisition was concluded with the former chief executive officer and chairman of the board of directors of Aquamer. Subsequent to the conclusion of the of the negotiation of the purchase price, the chief financial officer of ThermaFreeze became the chief executive officer of Aquamer to facilitate the closing of the transaction and the rollout of the production process.

Aquamer Medical Corp. acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the responses set forth in this letter please contact me at 800-316-9780 or 732-547-4746 or e-mail at rfalcone@aquamercorp.com.

Regards

/s/ Richard D. Falcone

Richard D. Falcone
Chief Executive Officer

Attachments:
   EXHIBIT 1
  EXHIBIT 2

EXHIBIT 1

Memo

To:        General File
From:    Accounting
CC:

Date:     January 23, 2010

Re:        12/31/09 Impairment analysis for the Hydropatella Implant patent

Background: In March 2008, the Company acquired all rights, title and interest in the pending U.S. Patent for the Hydropatella Implant.  The invention, which is the subject of the Patent, relates to an improved patella (kneecap) with improved biocompatible properties such as high surface lubricity, reduced component-to-component wear, and drug delivery capabilities. The patent rights were acquired for 10 million shares of the Company's common stock that were valued at $0.01 per share, or a total of $100,000.

Accounting Policy: The Company's policy requires a review of the carrying value of long-lived assets, including patents, goodwill, and other intangible assets, on an annual basis, or when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pre-tax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. The primary measure of fair value is based on discounted cash flows. The measurement of impairment requires management to make estimates of these cash flows related to long-lived assets, as well as other fair value determinations

Discussion: An intangible asset that is subject to amortization shall be reviewed for impairment in accordance with the Impairment or Disposal of Long-Lived Assets. An impairment loss shall be recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value. After an impairment loss is recognized, the adjusted carrying amount of the intangible asset shall be its new accounting basis. Generally an asset is not subject to impairment in the year of acquisition unless it becomes impaired during that period. Circumstances considered that could result in a reduction of the carrying value are as follows:

  A significant adverse change in legal factors or in the business climate
  An adverse action or assessment by a regulator
  Unanticipated competition
  A loss of key personnel

The Company's business plan to commercially exploit the patent has not changed. Management intends to develop and operate the patents and expects future cash flows to exceed carrying amount.  The Company cannot reliably project future cash flows for impairment analysis purposes. Management believes there have been no adverse circumstances that have occurred since the purchase of the asset that would have reduced the value. Accordingly, management expects the amount paid to be a realistic estimate of the potential amount to be realized if the patent were to be sold in an orderly transaction.

The fair value of the Company (the reporting unit) calculated on December 31, 2009 exceeds the carrying value of all the assets.

The step 1 test was done to determine if the fair value of the reporting entity exceeded the carrying value of the Company's assets. The market value substantially exceeded the carrying value of $90,000; no impairment is required under that test.

Management's estimates of future cash flows cannot be corroborated by historical results, however, no adverse circumstances have occurred since the purchase date, therefore the most reliable estimate of value must be the amount paid.

As of the date of this review, the Company has not been successful in raising funds to pursue this project on its own and discussions with potential joint venture partners have not produced acceptable agreements, therefore, an impairment charge should be considered.

Conclusion

In light of the uncertainty of raising sufficient funds to pursue the exploitation of the patent, it is recommended that an impairment charge be made to the net asset in the amount of 50%, or $45,000. The unamortized balance would then be $45,000. The likelihood that a current fair value determination would be less than the current carrying amount of the reporting unit is remote.

EXHIBIT 2

Memo

To:        General File
From:    Accounting
CC:

Date:     April 25, 2010

Re:        3/24/10 Anniversary Date and 3/31/10 Q1 2010 Impairment analysis for the Hydropatella Implant patent

Since our last impairment analysis dated January 23, 2010, there have been no adverse circumstances that should affect the value of the Hydropatella Implant patent.

Conclusion- No additional impairment charge recommended.

                      Continue quarterly amortization of $1,250. Net unamortized balance remaining is $43,750.